UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-38313

iClick Interactive Asia Group Limited

(Translation of registrant’s name into English)

15/F

Prosperity Millennia Plaza

663 King’s Road, Quarry Bay

Hong Kong S.A.R., People’s Republic of China

Tel: +852 3700 9000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Supplemental Submission pursuant to Item 16I(a) of Form 20-F

iClick Interactive Asia Group Limited (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCA Act”).

On June 1, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCA Act. The Company filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on May 2, 2022, containing an audit report issued by PricewaterhouseCoopers, a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers is a registered public accounting firm headquartered in Hong Kong, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) had determined that it was unable to inspect or investigate completely registered public accounting firms that were headquartered there. The PCAOB subsequently vacated this determination in December 2022.

To the Company’s best knowledge and based on an examination of its register of members and public filings made by its shareholders, the Company respectfully submits that it is not owned or controlled by a governmental entity in the foreign jurisdiction as of the date of this submission. As of March 31, 2023, (i) Wing Hong Sammy Hsieh beneficially owned 5.2% of the Company’s total outstanding ordinary shares, representing an aggregate of 31.8% of the Company’s voting power; (ii) Jian Tang beneficially owned 5.2% of the Company’s total outstanding ordinary shares, representing an aggregate of 29.4% of the Company’s voting power; (iii) TIAA-CREF Investment Management, LLC, Teachers Advisors, LLC, College Retirement Equities Fund-Stock Account and Nuveen Asset Management, LLC beneficially owned an aggregate of 7.6% of the Company’s total outstanding ordinary shares, representing an aggregate of 2.6% of the Company’s voting power; (iv) Creative Big Limited beneficially owned 7.4% of the Company’s total outstanding ordinary shares, representing an aggregate of 2.5% of the Company’s voting power; (v) Integrated Asset Management (Asia) Ltd. beneficially owned 6.7% of the Company’s total outstanding ordinary shares, representing an aggregate of 2.3% of the Company’s voting power; (vi) Marine Central Limited beneficially owned 5.3% of the Company’s total outstanding ordinary shares, representing an aggregate of 1.8% of the Company’s voting power; (vii) Igomax Inc. beneficially owned 5.1% of the Company’s total outstanding ordinary shares, representing an aggregate of 29.4% of the Company’s voting power; (viii) Bubinga Holdings Limited beneficially owned 4.7% of the Company’s total outstanding ordinary shares, representing an aggregate of 31.6% of the Company’s voting power; and (ix) Baozun Inc. beneficially owned 3.9% of the Company’s total outstanding ordinary shares, representing an aggregate of 9.9% of the Company’s voting power. None of these shareholders is a governmental entity. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on May 11, 2023, for more details. Based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, no other shareholder beneficially owned more than 5% of the Company’s outstanding shares or voting power as of March 31, 2023.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iClick Interactive Asia Group Limited

By:	/s/ David Zhang
Name:	David Zhang
Title:	Chief Financial Officer

Date: May 11, 2023